Exhibit 4.31

Our Ref: LN/2018/094 Date: October 22, 2018 Changyou.com HK Limited Room 1901, 19/F., Lee Garden One, 33 Hysan Avenue. Causeway Bay, Hong Kong	20/F-21/F Bank of America Tower 12 Harcourt Road, Central, Hong Kong Tel: (852) 3118-8888 Fax: (852) 3111-0801 SWIFT: CMBCHKHH http: //hk .cmbchina.com

Dear Sirs / Madam,

Re: Facility Letter

We, China Merchants Bank Co., Ltd., Hong Kong Branch (the “Bank”), are pleased to offer you (the “Borrower”) the general banking facilities (the “Facilities”) on the following terms and conditions. In this Facility Letter, words importing the plural shall include the singular and vice versa.

1.	Facilities

1.1

The Facilities are available up to the earlier of (i) the date falling on 36 months from the first drawdown date and (ii) 5 business days prior to the expiry date of the standby letter of credit issued by China Merchants Bank Beijing Branch in favour of the Bank (the “Standby LC”) (the “Maturity Date”) by way of the following: Term Loan Facility up to (i) USD equivalent amount of RMB2,000,000,000.00 or (ii) the aggregate amount of the USD Standby LC, whichever is lower. Utilization of the Facilities is subject to the conditions as stated in APPENDIX A.

1.2

Subject to the terms and conditions of this Facility Letter, the Facilities shall become available for drawdown up to the date falling 3 months from the date of the Borrower’s acceptance of this Facility Letter (the “Availability Period”). An Advance (“Advance”) may be drawn down by and made to the Borrower following receipt by the Bank at least 1 business day’s prior written notice.

1.3	The Borrower shall repay the Facilities in full together with all unpaid interest on the Maturity Date.

1.4

Subject to 5 business days’ prior written notice to the Bank, the Borrower may prepay the Advance on the last day of any Interest Period. If any Advance is prepaid on a date other than the last day of any Interest Period, the Borrower shall pay to the Bank the break fund cost incurred as a consequence of such prepayment. The amount of any prepayment shall be in the minimum amount of USD30,000,000.00. No amount prepaid may be re-borrowed.

1.5

The Facilities will be subject to review periodically as the Bank deem fit at the Bank’s sole and absolute discretion. The Facilities shall expire and be repayable forthwith as and when the Bank have given the Borrower notice of such. Nevertheless, the Bank reserve the right at the Bank’s sole and absolute discretion to increase, reduce, cancel and / or demand repayment of the Facilities or any part thereof at any time by notice to the Borrower.

2.	Interest

2.1

Interest Period. The Interest Period applicable to each Advance shall have duration of 3 months. No Interest Period shall extend beyond the Maturity Date, and if any Interest Period would extend beyond the Maturity Date, it shall end on the Maturity Date.

2.2

Rate and Calculation. The rate of interest applicable to each Advance or the relevant part thereof for each Interest Period shall be the rate per annum determined by the Bank to be the aggregate of 3-Month LIBOR for that Interest Period, plus 1 % p.a. Interest shall accrue from day to day, shall be calculated on the basis of the actual number of days elapsed and a 365-day year for Hong Kong Dollar or 360-day year for US Dollar or according to the market practice for calculation of other currencies, including the first day of the period during which it accrues but excluding the last, and shall be paid in arrears on the last day of each Interest Period.

2.3

Payments. Any payment to be made by the Borrower or which is otherwise due on a business day on which commercial banks are not open for business in Hong Kong or New York or other relevant place shall instead be due on the next business day in the same calendar month and, if none, on the immediately preceding business day.

3.	Fees and Commissions

3.1	Arrangement fee: 0.3% p.a. shall be payable by the Borrower on the last day of each Interest Period.

3.2	Commissions and Fees shall be levied and payable as set out as above. Once paid, such fees shall not be refundable under any circumstances

4.	Conditions Precedent

The Facilities will be available for drawing after the Bank have received the following documents in form and substance satisfactory to the Bank:

a)	The Bank’s standard General Commercial Agreement duly executed by the Borrower.

b)	This Facility Letter duly executed by the Borrower and the Bank.

c)

Certified true copies of the resolutions of the board of directors of the Borrower approving the borrowing on the terms of this Facility Letter and authorising a person or persons to execute Facility Letter, the notice of drawing and any other notices or documents required in connection herewith.

d)	The Standby LC.

e)	Beijing AmazGame Age Internet Technology Co., Ltd. issue the commitment letter in the form acceptable to the Bank.

f)	Such other documents relating to any of the matters contemplated herein as the Bank may reasonably request.

5.	Security

5.1	The Facilities are granted against the following security (ies) (the “Security”):-

•	The USD Standby LC in the aggregate amount up to USD equivalent amount of RMB2, 000,000,000.00.

5.2	The Bank reserve the right to request for any additional securities as the Bank may deem fit at the Bank’s sole and absolute discretion from time to time.

5.3

Nothing in this Facility Letter shall release, terminate or invalidate any security given or security document signed before the date of this Facility Letter. If there is any such security or security document, the same shall continue to secure the Facilities granted or to be granted under this Facility Letter.

6.	Default Interest

6.1

The Bank reserve the right to collect default interest on any sum (whether principal or interest) overdue and not paid under any of the Facilities at a rate being the aggregate of 5% p.a. and the interest rate as mentioned in Clause 2.2 above.

6.2

Default interest shall be calculated on the basis of the actual number of days elapsed and a 365-day year for Hong Kong Dollar or 360-day year for US Dollar or according to the market practice for calculation of other currencies.

7.	Set Off

The Bank shall have the right without notice to the Borrower or any other person, to set off and apply any credit balance on any account (whether subject to notice or not and whether matured or not and in whatever currency) of the Borrower with the Bank against the liabilities of the Borrower under the Facilities, and the Bank are authorized to purchase with the monies standing to the credit of any such account such other currencies as may be necessary for this purpose.

8.	Expenses

The Borrower shall pay to the Bank upon demand all costs, charges and expenses (including legal expenses on a full indemnity basis, stamp or other duties) incurred by the Bank in connection with the Facilities.

9.	Taxes and Other Deductions

No Reductions or Withholdings. All sums payable by the Borrower under this Facility Letter shall be paid in full without set-off or counterclaim or any restriction or condition and free and clear of any tax or other deductions or withholdings of any nature. If the Borrower or any other person is required by any law or regulation to make any deduction or withholding (on account of tax or otherwise) from any payment for the account of the Bank, the Borrower shall, together with such payment, pay such additional amount as will ensure that the Bank receives (free and clear of any tax or other deductions or withholdings) the full amount which it would have received if no such deduction or withholding had been required. The Borrower shall promptly forward to the Bank copies of official receipts or other evidence showing that the full amount of any such deduction or withholding has been paid over to the relevant taxation or other authority.

10.	Assignment and transfer

The Bank may without prior consent of the Borrower but having given notice to the Borrower assign, transfer or novate all or any part of its rights and obligations under this Facility Letter to another bank or financial institution.

11.	General Commercial Agreement

The provisions of the General Commercial Agreement shall also apply to this Facility Letter as if incorporated herein. If there is any conflict between them, this Facility Letter shall prevail.

12.	Declaration clause

You represent, declare and undertake to us that the utilization of any facility or use of proceeds drawn under this Facility Letter do not and will not conflict with any law or regulation applicable to you (including without limitation those in force in the Mainland). The above representation and declaration is deemed to be made by you by reference to the facts then existing during the period where the Facilities or any part thereof remain outstanding.

13.	Governing Law

This Facility Letter shall be governed by the Laws of Hong Kong SAR. The Borrower hereby irrevocably submits to the non-exclusive jurisdiction of the courts of Hong Kong SAR or arbitration

(As decided solely by the Bank) as regards any claims or matter arising hereunder. No person other than the Borrower and the Bank will have any rights under the Contracts (Rights of Third Parties) Ordinance to enforce or enjoy the benefit of any of the provisions of this Facility Letter.

Please signify your agreement and acceptance of this offer by signing and returning to us the duplicate of this Facility Letter within 30 days from the date of this Facility Letter, failing which this offer shall lapse at our discretion.

Should you have any queries, please do feel free to contact our Ms. Renee Yu, at (852) 3118 8577.

Yours faithfully,

For and on behalf of

China Merchants Bank Co.,Ltd

Hong Kong Branch

By:	/s/ Fan WANG
Authorized Signature(s)

We agree to accept the Facilities and undertakings and shall be bound by all the terms and conditions.

For and on behalf of
Changyou.com HK Limited

By:	/s/ Dewen CHEN
Date: 29th October, 2018

APPENDIX A

Our Ref: LN/2018/094

Borrower: Changyou.com HK Limited

Conditions for Utilization of the Facilities

1. Use of the loan: is limited to repaying the debt of an affiliated company; the original end use of such debt is used as dividends of the borrower Changyou.com Limited in 2012 and 2018;

2. The following materials shall be supplemented prior to the issuance of the loan: (i) reply of the Beijing Branch with respect to the standby letter of credit, reflecting that the pledge is a full-amount guarantee fund/deposit one in China; (ii) a certified true copy of the internal accounts of the borrower at the end of 2017 and the end of Jun. 2018 and those of [Beijing AmazGame Age Internet Technology Co., Ltd.] as of Jul. 2018; and (iii) a commitment letter issued by [Beijing AmazGame Age Internet Technology Co., Ltd.], reflecting that the amount of dividends given to the borrower is not lower than that of our loan.

3. During the term of credit, not less than a period of interest in the borrower’s account with us shall be frozen as a guarantee for interest payment;

4. The parent company [Changyou.com Limited] (stock code: CYOU) shall wholly own the borrower and maintain its status as a US listed company, and may not suspend trading for 14 consecutive trading days (except for technical suspension of trading);

5. The borrower shall wholly own [Beijing AmazGame Age Internet Technology Co., Ltd.], and the undistributed profits of [Beijing AmazGame Age Internet Technology Co., Ltd.] shall not be less than the balance of our loan, and an amount for the distribution of after-tax dividends exceeding the sum of the loan balance shall be reserved;

6. Any change of shareholding, sale of major assets, or addition of foreign loans by the borrower or any subsidiary or VIE-structured company thereof shall be subject to our prior consent;

7. Within one month after withdrawal, the borrower shall open a dividend regulation account with us and undertake to deposit the dividends received with us and give priority to repaying our loan with the same;

8. The borrower shall provide its audit accounts for 2017 within two months after issuance;

9. The borrower shall ascertain the source and schedule of repayment of the loan at least three months prior to the expiry of the term of the loan and, if the dividends of any of its subsidiaries are used as the source of repayment, provide the resolution of the board of directors of [Beijing AmazGame Age Internet Technology Co., Ltd.] on the distribution of dividends to the borrower and the tax payment receipt, and the amount of dividends for distribution shall not be lower than that of our loan.

APPLICATION FOR AMENDMENT TO LETTER OF GUARANTEE/STANDBY LETTER OF CREDIT

No. of Credit Facility:	Date: 19th Feb, 2019

To: China Merchants Bank Beijing Branch

L/G OR STANDBY L/C No. 110LG1800032    Amount: USD220,000,000.00

Amendment No. 1.

Please amend the above L/G /STANDBY L/C by Swift/Telex as follows

<marked with ( X ) >:

(    ) Expiry date is extended to:

(    ) Increasing guarantee /credit amount by                to

(X) Decreasing guarantee /credit amount by USD80,020,000.00 to USD139,980,000.00

Others:

(        )

All other terms and conditions remain unchanged.

Charges and fees if any, are on our a/c No.                    .

Stamp and signature(s) of the applicant:

For and on behalf of

Beijing AmazGame Age Internet Technology Co., Ltd.

By:/s/ Xiaojian HONG

For and on behalf of

China Merchants Bank Beijing Branch
By: /s/ Zhiming QI